SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)
Rule 13e-3 Transaction Statement Under Section 13(e) of the
Securities Exchange Act of 1934

Sea Pines Associates, Inc.

(Name of the Issuer)

Sea Pines Associates, Inc.
The Riverstone Group, LLC
RG Subsidiary Corporation
(Name of Person(s) Filing Statement)

Common Stock (No Par)
(Title of Class of Securities)

811412 10 5
(CUSIP Number of Class of Securities)

Michael E. Lawrence	Malia O’Connell Flatt, Esq.
Chief Executive Officer	CCA Industries, Inc.
Sea Pines Associates, Inc.	One James Center
32 Greenwood Drive	901 East Cary Street
Hilton Head, South Carolina 29928	Richmond, Virginia 23219
(843) 785-3333	(804) 643-4200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

John W. Currie	Leslie A. Grandis
McNair Law Firm, P.A.	McGuireWoods LLP
1301 Gervais Street	One James Center
P.O. Box 11390	901 East Cary Street
Columbia, South Carolina 29211	Richmond, Virginia 23219
(803) 799-9800	(804) 775-1000

This statement is filed in connection with (check the appropriate box):

[X]	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]	b.	The filing of a registration statement under the Securities Act of 1933.

[ ]	c.	A tender offer.

[ ]	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$23,426,425	$2,968.13

*	The transaction value was based upon the product of 2,756,050 shares of Common Stock and the merger consideration of $8.50 per share.

[X]	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 2,968.13	Filing Party:	Sea Pines Associates, Inc.
Form or Registration No.:	Schedule 14A	Date Filed:	August 16, 2004

INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by Sea Pines Associates, Inc., a South Carolina corporation (“Sea Pines”), The Riverstone Group, LLC, a Virginia limited liability company (“Riverstone”) and RG Subsidiary Corporation, a South Carolina corporation (“Merger Sub,” and together with Riverstone and Sea Pines, the “Filing Persons”). This Schedule 13E-3 relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 27, 2004, by and among Sea Pines, Riverstone and Merger Sub, pursuant to which Merger Sub will be merged with and into Sea Pines, with Sea Pines being the surviving corporation. Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, each outstanding share of Sea Pines common stock (the “Common Stock”), other than shares held by Sea Pines, Riverstone or Merger Sub, will be converted into the right to receive $8.50 in cash.

     The terms and conditions of the Merger Agreement are described in the Preliminary Proxy Statement of Sea Pines being filed with the Securities and Exchange Commission concurrently with the filing of this Schedule 13E-3 (the “Proxy Statement”). A copy of the Proxy Statement is filed with this Schedule 13E-3 as Exhibit (a)(2)(i), and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement.

     The cross reference sheet below is supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required in response to the items of this Schedule 13E-3.

     The information contained in this Schedule 13E-3 concerning Sea Pines, was supplied by Sea Pines. Riverstone and Merger Sub take no responsibility for the accuracy of such information. The information contained in this Schedule 13E-3 concerning Riverstone and Merger Sub was supplied by Riverstone and Merger Sub. Sea Pines takes no responsibility for the accuracy of such information.

     Riverstone owns 26.61% of the Common Stock. By virtue of such ownership, Riverstone and Merger Sub may be deemed to be “affiliates” of Sea Pines for the purposes of Rule 13e-3 promulgated under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); however, the filing of this statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person that Sea Pines is “controlled” by Riverstone or Merger Sub or that either of Riverstone or Merger Sub is an “affiliate” of Sea Pines within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act. Sea Pines, Riverstone and Merger Sub do not believe that an “affiliate” relationship exists between Riverstone and Merger Sub, or either of them, and Sea Pines, and the Filing Persons disclaim such a relationship. The Filing Persons believe that the facts surrounding the relationship of the parties indicate that neither Riverstone nor Merger Sub exercises any power to direct or cause the direction of the management and policies of Sea Pines, whether through the ownership of voting securities, by contract, or otherwise. Such facts include the following:

•	The shares of Common Stock held by Riverstone are of the same class and have identical rights and preferences as the Common Stock held by all other Sea Pines shareholders.

•	Riverstone has no additional rights, pursuant to Sea Pines’ charter or bylaws, by contract or otherwise, to elect or influence the election or control of Sea Pines’ board of directors, nor has it ever attempted to obtain any such rights.

•	Riverstone has never nominated a director to Sea Pines’ board of directors.

•	No interlocking directorships exist among the companies.

•	Riverstone has no rights to appoint, or influence the appointment of, any of Sea Pines’ officers, nor has it ever attempted to obtain any such rights.

•	Riverstone has no relationships with the management of Sea Pines and no management contracts exist between Riverstone and the management of Sea Pines.

•	Sea Pines maintains in effect a shareholder rights plan under which bargain share purchase rights would be distributed to Sea Pines’ shareholders other than Riverstone if Riverstone acquires beneficial ownership of any additional shares of Sea Pines’ Common Stock other than pursuant to the Merger Agreement or takes certain actions intended to change the composition of Sea Pines’ board of directors, thus causing significant dilution of Riverstone’s ownership interest.

•	Sea Pines’ shareholder rights plan also allows Sea Pines’ board of directors to designate a person or entity as an “Adverse Person,” thereby triggering the distribution of bargain share purchase rights to shareholders other than the Adverse Person and causing potentially significant dilution of the Adverse Person’s ownership interest. As a result, if Sea Pines’ board of directors were to designate Riverstone as an “Adverse Person,” it would cause significant dilution of Riverstone’s ownership interest.

•	Riverstone and Sea Pines have no business contacts other than in connection with the transaction that is the subject of this Schedule 13E-3.

Item 1. Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A Item 1002

(a)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Companies” and “THE COMPANIES” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — Shareholder Vote” and “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS — Record Date; Voting at the Meeting; Quorum” is incorporated herein by reference.

(c)-(d)	The information set forth in the Proxy Statement under the caption “MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS” is incorporated herein by reference.

(e)-(f)	Not applicable.

Item 3. Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — The Companies”; “SUMMARY TERM SHEET — Shareholder Vote”; “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS — Required Vote”; “THE COMPANIES” and “ANNEX D — INFORMATION RELATING TO SEA PINES ASSOCIATES, INC., RG SUBSIDIARY CORPORATION AND THEIR DIRECTORS AND OFFICERS AND THE RIVERSTONE GROUP, LLC AND ITS MEMBERS, DIRECTORS AND OFFICERS” is incorporated herein by reference.

Item 4. Terms of the Transaction.

Regulation M-A Item 1004

(a)(1)	Not applicable.

(a)(2)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SUMMARY TERM SHEET”; “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS — Required Vote”; “SPECIAL FACTORS — Background of the Merger”; “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors”; “SPECIAL FACTORS — Riverstone’s Reasons for the Merger”; “SPECIAL FACTORS — Interests of Certain Persons in the Merger”; “SPECIAL FACTORS — Certain Effects of the Merger; Plans or Proposals After the Merger”; “SPECIAL FACTORS — Accounting Treatment”; “SPECIAL FACTORS — Material Federal Income Tax Consequences” and “THE MERGER AGREEMENT” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SUMMARY TERM SHEET — The Merger” and “THE MERGER AGREEMENT — Merger Consideration” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SUMMARY TERM SHEET — Dissenters’ Rights” and “DISSENTERS’ RIGHTS” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Provisions for Unaffiliated Shareholders” and “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors” is incorporated herein by reference.

(f)	Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)(1)-(2)	None

(b)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”; “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Interests of Certain Persons in the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET”; “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS — Record Date; Voting at the Meeting; Quorum”; “SPECIAL FACTORS — Background of the Merger”; “SPECIAL FACTORS — Interests of Certain Persons in the Merger”; “SPECIAL FACTORS — Redemption of Series A Preferred Shares and Payment of Debentures”; “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” and “ANNEX A — AGREEMENT AND PLAN OF MERGER” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Certain Effects of the Merger; Plans or Proposals After the Merger”; “THE MERGER AGREEMENT — Terms of the Merger” and “THE MERGER AGREEMENT — Merger Consideration” is incorporated herein by reference.

(c)(1)-(8)	The information set forth in the Proxy Statement under the caption “SPECIAL FACTORS — Certain Effects of the Merger; Plans or Proposals After the Merger” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Background of the Merger”; “SPECIAL FACTORS — Benefits and

Detriments of the Merger to Sea Pines”; “SPECIAL FACTORS — Benefits and Detriments of the Merger to Sea Pines’ Shareholders” and “SPECIAL FACTORS — Riverstone’s Reasons for the Merger” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — Fairness of the Merger”; “SPECIAL FACTORS — Background of the Merger”; “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors”; “SPECIAL FACTORS — Benefits and Detriments of the Merger to Sea Pines”; “SPECIAL FACTORS — Benefits and Detriments of the Merger to Sea Pines’ Shareholders” and “SPECIAL FACTORS — Riverstone’s Reasons for the Merger” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SUMMARY TERM SHEET — The Merger; Fairness of the Merger”; “SUMMARY TERM SHEET — Interests of Certain Persons in the Merger”; “SUMMARY TERM SHEET — Redemption of Series A Preferred Shares and Payment of Debentures”; “SUMMARY TERM SHEET — Tax Consequences”; “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors”; “SPECIAL FACTORS — Benefits and Detriments of the Merger to Sea Pines”; “SPECIAL FACTORS — Benefits and Detriments of the Merger to Sea Pines’ Shareholders”; “SPECIAL FACTORS — Riverstone’s Reasons for the Merger”; “SPECIAL FACTORS — Interests of Certain Persons in the Merger”; “SPECIAL FACTORS — Certain Effects of the Merger; Plans or Proposals After the Merger”; “SPECIAL FACTORS — Redemption of Series A Preferred Shares and Payment of Debentures”; “SPECIAL FACTORS — Material Federal Income Tax Consequences” and “THE MERGER AGREEMENT” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Regulation M-A Item 1014

(a)-(b)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — Fairness of the Merger” and “SUMMARY TERM SHEET — Opinion of Financial Advisor”; “SPECIAL FACTORS — Background of the Merger”; “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors”; “SPECIAL FACTORS — Opinion of Financial Advisor to Sea Pines”; “SPECIAL FACTORS — Riverstone’s Reasons for the Merger”; “SPECIAL FACTORS — Position of Riverstone as to the Fairness of the Merger” and “ANNEX B — FAIRNESS OPINION” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — Shareholder Vote”; “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS — Required Vote” and “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Background of the Merger”; “SPECIAL FACTORS — Opinion of Financial Advisor to Sea Pines” and “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Recommendation of the Board of Directors” is incorporated herein by reference.

(f)	The information set forth in the Proxy Statement under the captions “SPECIAL FACTORS — Background of the Merger” and “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

Regulation M-A Item 1015

(a)-(c)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — Opinion of Financial Advisor”; “SPECIAL FACTORS — Background of the Merger”; “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors”; “SPECIAL FACTORS — Opinion of Financial Advisor to Sea Pines”; “SPECIAL FACTORS — Position of Riverstone as to the Fairness of the Merger”; “SPECIAL FACTORS — Estimated Fees and Expenses of the Merger”; “WHERE SHAREHOLDERS CAN FIND MORE INFORMATION” and “ANNEX B — FAIRNESS OPINION” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)-(d)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — Merger Financing and Guarantee”; “SPECIAL FACTORS — Merger Financing and Guarantee” and “SPECIAL FACTORS — Estimated Fees and Expenses of the Merger” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)	The information set forth in the Proxy Statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is incorporated herein by reference.

(b)(1)-(5)	Not applicable.

Item 12. The Solicitation or Recommendation.

Regulation M-A Item 1012

(d)	The information set forth in the Proxy Statement under the captions “SUMMARY TERM SHEET — Shareholder Vote” and “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS — Required Vote” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “QUESTIONS AND ANSWERS ABOUT THE MERGER”; “SPECIAL FACTORS — Background of the Merger”; “SPECIAL FACTORS — Recommendation of the Board of Directors” and “SPECIAL FACTORS — Reasons for Recommendation of the Board of Directors” is incorporated herein by reference.

Item 13. Financial Statements.

Regulation M-A Item 1010

(a)	The information set forth in the Proxy Statement under the captions “SEA PINES SELECTED HISTORICAL FINANCIAL DATA”; “SEA PINES RATIO OF EARNINGS TO FIXED CHARGES” and “FINANCIAL STATEMENTS OF SEA PINES” is incorporated herein by reference.

(b)	Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)-(b)	The information set forth in the Proxy Statement under the captions “THE SPECIAL MEETING OF SEA PINES SHAREHOLDERS — Solicitation of Proxies” and “SPECIAL FACTORS — Background of the Merger” is incorporated herein by reference.

Item 15. Additional Information.

Regulation M-A Item 1011

(b)	The information set forth in the Proxy Statement and annexes thereto is incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A Item 1016

(a)(2)(i)	The Proxy Statement is incorporated herein by reference.

(a)(2)(ii)	Form of Proxy Card, filed with the Securities and Exchange Commission along with the Proxy Statement, is incorporated herein by reference.

(b)	Not applicable.

(c)(1)	Opinion of Greenhill & Co., LLC dated July 27, 2004 (included as Annex B to the Proxy Statement and incorporated herein by reference).

(c)(2)	Materials presented by Greenhill & Co., LLC to the Board of Directors of Sea Pines Associates, Inc. on July 27, 2004.

(c)(3)	Materials presented by PKF Consulting to the Board of Directors of Sea Pines Associates, Inc. on November 19, 2003.

(d)(1)	Agreement and Plan of Merger, dated as of July 27, 2004, by and among The Riverstone Group, LLC, RG Subsidiary Corporation and Sea Pines Associates, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

(f)	Chapter 13 of the South Carolina Business Corporation Act (included as Annex C to the Proxy Statement and incorporated herein by reference).

(g)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

SEA PINES ASSOCIATES, INC.

	By:	/s/ Michael E. Lawrence

Michael E. Lawrence
Date: October 20, 2004		Chief Executive Officer

THE RIVERSTONE GROUP, LLC

	By:	/s/ William H. Goodwin, Jr.

William H. Goodwin, Jr.
Date: October 20, 2004		Chief Executive Officer & President

RG SUBSIDIARY CORPORATION

	By:	/s/ William H. Goodwin, Jr.

William H. Goodwin, Jr.
Date: October 20, 2004		Chief Executive Officer & President